UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
January 5, 2017

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Sonoma Pharmaceuticals, Inc.

File No. 001-33216 - CF#34540

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Sonoma Pharmaceuticals, Inc., formerly Oculus Innovative Sciences, Inc., submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 8-K filed on October 31, 2016.

Based on representations by Sonoma Pharmaceuticals, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.1	through October 27, 2026
Exhibit 10.2	through October 27, 2026

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary